

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

David Abadi
Chief Financial Officer
Cognyte Software Ltd.
33 Maskit
Herzliya Pituach
4673333, Israel

> **Re: Cognyte Software Ltd.**
> **Form 20-F for the Fiscal Year Ended January 31, 2022**
> **File No. 001-39829**

Dear Mr. Abadi:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology